UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 April 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT successfully finishes phase one of RFID programme,

Innovative technology adds value for customers, 20 April 2005

TNT Logistics provides logistics services to Samsung SDI release, 21 April 2005

20 April 2005

TNT successfully finishes phase one of RFID programme

Innovative technology adds value for customers

TNT has successfully finalised the first phase of its Radio Frequency Identification (RFID) programme, involving six projects. Results of the projects have proven that the use of intelligent tags in real supply chain operations leads to substantial process improvements like increased efficiency, improved visibility of parts in logistics flows or reduction of errors and significant cost savings for TNT customers.

The projects, for which TNT selected operations in different areas across the supply chain, were launched at the end of last year. The aim was to identify the best RFID systems available, test them in a live operational environment and thus assess the potential of the technology. TNT customers in different industries (high tech, automotive inbound and outbound, telecoms and pharma) in the US, UK, France, Germany, the Netherlands, the Nordics and China were closely involved in the projects and worked together with TNT's three divisions Mail, Express and Logistics.

Supply chain processes covered by the projects ranged from inbound logistics and warehousing to multi-country distribution. In the US, TNT worked closely with an automotive manufacturer to improve the inbound process to one of its main manufacturing facilities. The use of RFID led to quicker and more accurate scanning of cargo and therefore resulted in shorter delivery times, simplified processes and a significant decrease in identification errors. Especially in a time-sensitive environment of assembly line manufacturing, RFID has proven to make a critical difference by reducing the likelihood of costly mistakes. TNT is already discussing with its client how RFID can help further achieve cost reductions and apply the solution to other manufacturing facilities.

Based on the successful outcome of the six projects, TNT is further implementing RFID technology throughout its divisions. The experience gained from the projects, both on the technology itself and in how to apply it in order to gain maximum benefit, will be used to further roll out the technology within suitable customer operations.

For this reason and following the early successes, TNT has already started the second phase of the RFID programme in which the company aims to turn the projects into successful industry sector solutions in very close collaboration with its clients. The successful project in telecom has led to discussions with several telecom clients around Europe to achieve similar benefits. The significant knowledge built up in these projects will be redeployed in other areas (processes, customers, industries and geographies) to allow more TNT customers to benefit from it.

About RFID
RFID is the abbreviation for Radio Frequency Identification and makes use of tags with chips so small that they fit into paper. The chips contain data relevant for identification processes.

The 'passive tag technology' is comparable with very small portable database with an antenna. The chip has no energy of its own but get its energy from the radio waves which the RFID portal readers are transmitting. The radio waves 'wake up' the tags and as a consequence the tags start transmitting data back to the portal reader.

In the case of active RFID technology a battery is placed on the tag, this way it can transmit its information without the need for an external signal.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 64 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

21 April 2005

TNT Logistics provides logistics services to Samsung SDI release
TNT Logistics, a leading global logistics company, starts a new 5-year strategic partnership with Samsung SDI Brazil, a manufacturer of screens, CRTs and monitors in Brazil (Manaus (AM)). Under this partnership TNT Logistics will be responsible for the supply chain at Samsung SDI's plant, from receiving raw material to distributing finished products to customers. TNT Logistics also manages and controls transport. The value of the contract is 6 million Euros (R$ 20 million).

TNT Logistics plans to invest approximately 700.000 Euros (R$ 2.5 million) in operations and technology during the first semester of 2005 to support Samsung SDI. The partnership has required hiring 90 employees.

Guilherme Bastos, Samsung's Strategic Resources Operations (SRO) manager, expects that in the first phase of the partnership with TNT Logistics will lead to optimised production processes and significant cost reductions in logistics - around 30% - as well as eliminate hidden logistics costs.

The High Tech sector is one of TNT Logistics' target sectors with operations for Electronics manufacturers in all parts of the world.

About TNT Logistics
TNT Logistics, a division of TNT N.V., is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. Through its freight forwarding unit it provides air and sea freight services within an international network.

TNT Logistics employs appr. 40,000 people, who are operating in 40 countries, managing over 8.5 million square metres of warehouse space. In 2004, TNT Logistics reported sales of €4.081 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TNT Media Relations

Date: 22 April 2005